SECURITIES AND EXCHANGE COMMISSION

[Release No. IC-30585]

Notice of Applications for Deregistration under Section 8(f) of the Investment Company Act of

1940

June 28, 2013

The following is a notice of applications for deregistration under section 8(f) of the Investment

Company Act of 1940 for the month of June 2013.  A copy of each application may be obtained

via the Commission's website by searching for the file number, or for an applicant using the

Company name box, at http://www.sec.gov/search/search.htm or by calling (202) 551-8090.  An

order granting each application will be issued unless the SEC orders a hearing.  Interested

persons may request a hearing on any application by writing to the SEC's Secretary at the

address below and serving the relevant applicant with a copy of the request, personally or by

mail.  Hearing requests should be received by the SEC by 5:30 p.m. on July 23, 2013, and should

be accompanied by proof of service on the applicant, in the form of an affidavit or, for lawyers, a

certificate of service.  Hearing requests should state the nature of the writer's interest, the reason

for the request, and the issues contested.  Persons who wish to be notified of a hearing may

request notification by writing to the Secretary, U.S. Securities and Exchange Commission, 100

F Street, NE, Washington, DC  20549-1090.

For Further Information Contact:  Diane L. Titus at (202) 551-6810, SEC, Division of

Investment Management, Exemptive Applications Office, 100 F Street, NE, Washington, DC

20549-8010.

**Glickenhaus Value Portfolios 1996 Equity Collection [File No. 811-7423]**

Summary:  Applicant, a unit investment trust, seeks an order declaring that it has ceased to be an investment company.  On February 23, 1999, applicant made a liquidating distribution to its shareholders, based on net asset value.

Filing Dates:  The application was filed on February 25, 2013, and amended on June 13, 2013.

Applicant's Address:  546 Fifth Ave., New York, NY 10022.

**Empire Builder Tax Free Bond Fund [File No. 811-3907]**

Summary:  Applicant seeks an order declaring that it has ceased to be an investment company. Applicant transferred its assets to Neuberger Berman New York Municipal Income Fund and, on March 8, 2013, made a final distribution to its shareholders based on net asset value.  Expenses of $162,230 incurred in connection with the reorganization were paid by Neuberger Berman Management LLC, the investment adviser to the acquiring fund.

Filing Date:  The application was filed on May 30, 2013.

Applicant's Address:  Neuberger Berman Income Funds, 605 Third Ave., 2$^{nd}$ Floor, New York, NY 10158.

**Jacob Funds II [File No. 811-7881]**

Summary:  Applicant seeks an order declaring that it has ceased to be an investment company. Applicant transferred its assets to Jacob Funds Inc. and, on November 9, 2012, made a final distribution to its shareholders based on net asset value. Expenses of $372,095 incurred in connection with the reorganization were paid by applicant and Jacob Asset Management of New York LLC, applicant's investment adviser.

Filing Date:  The application was filed on May 24, 2013.

Applicant's Address:  399 Park Ave., 4$^{th}$ Floor, New York, NY 10022.

**Salient Alternative Strategies Fund [File No. 811-22388]**

Summary:  Applicant, a closed-end investment company, seeks an order declaring that it has

ceased to be an investment company.  Applicant transferred its assets to Salient Alternative

Strategies I Fund and, on March 31, 2013, made a final distribution to its shareholders based on

net asset value.  Expenses of $16,244 incurred in connection with the reorganization were paid

by applicant.

Filing Date:  The application was filed on May 21, 2013.

Applicant's Address:  c/o Salient Advisors, L.P., 4265 San Felipe Rd., Suite 800, Houston, TX

77027.

**Armstrong Associates Inc. [File No. 811-1548]**

Summary:  Applicant seeks an order declaring that it has ceased to be an investment company.

On May 10, 2013, applicant made a liquidating distribution to its shareholders, based on net asset

value.  Expenses of $99,804 incurred in connection with the liquidation were paid by applicant.

Filing Date:  The application was filed on May 23, 2013.

Applicant's Address:  750 North St. Paul St., Suite 1300, Dallas, TX 75201.

**Oppenheimer Transition 2010 Fund [File No. 811-21920]**
**Oppenheimer Transition 2015 Fund [File No. 811-21921]**
**Oppenheimer Transition 2020 Fund [File No. 811-21923]**
**Oppenheimer Transition 2030 Fund [File No. 811-21924]**
**Oppenheimer Transition 2050 Fund [File No. 811-22150]**
**Oppenheimer Transition 2040 Fund [File No. 811-22151]**
**Oppenheimer Transition 2025 Fund [File No. 811-22152]**

Summary:  Each applicant seeks an order declaring that it has ceased to be an investment

company.  The applicants have transferred their assets to series of Oppenheimer Portfolio Series

and, between October 5, 2012, and November 2, 2012, each applicant made a final distribution to

its shareholders based on net asset value.  Expenses of $39,605, $41,694, $45,138, $49,893,

$43,318, $45,271, and $41,549, respectively, incurred in connection with the reorganizations were paid by each applicant.

Filing Date:  The applications were filed on May 31, 2013.

Applicants' Address:  6803 S. Tucson Way, Centennial, CO 80112.

**Madison Mosaic Equity Trust [File No. 811-3615]**

Summary:  Applicant seeks an order declaring that it has ceased to be an investment company. The applicant has transferred its assets to corresponding series of Madison Funds and, on April 19, 2013, made a final distribution to its shareholders based on net asset value.  Expenses of $176,003 incurred in connection with the reorganization were paid by Madison Investment Advisors, LLC, applicant's investment adviser.

Filing Date:  The application was filed on May 2, 2013.

Applicant's Address:  500 Science Dr., Madison, WI 53711.

**Global Chartist Fund, LLC [File No. 811-22617]**

Summary:  Applicant, a closed-end investment company, seeks an order declaring that it has ceased to be an investment company.  Applicant has fewer than one hundred beneficial owners and does not propose to make a public offering of its securities.   Applicant will continue to operate as a private investment fund in reliance on section 3(c)(1) of the Act.

Filing Dates:  The application was filed on May 29, 2013, and amended on June 6, 2013.

Applicant's Address:  85 Broad St., 24th Floor, New York, NY 10004.

**Lord Abbett Stock Appreciation Fund [File No. 811-9597]**

Summary:  Applicant seeks an order declaring that it has ceased to be an investment company. Applicant transferred its assets to Lord Abbett Growth Leaders Fund, a series of Lord Abbett Securities Trust, and on March 22, 2013, made a distribution to its shareholders based on net asset value. Expenses of $138,196 incurred in connection with the reorganization were paid by Lord Abbett & Co. LLC, investment adviser to the applicant.

Filing Date:  The application was filed on June 5, 2013.

Applicant's Address:  90 Hudson St., Jersey City, NJ 07302.

**Persimmon Growth Partners Fund LP [File No. 811-22457]**
**Persimmon Growth Partners Investor Fund [File No. 811-22458]**

Summary:  Each applicant, a closed-end investment company seeks an order declaring that it has ceased to be an investment company.  On June 11, 2013, each applicant made final liquidating distributions to its shareholders, based on net asset value.  Expenses of $31,498 and $52,742, respectively, incurred in connection with the liquidations were paid by each applicant.

Filing Dates:  The applications were filed on March 11, 2013, and amended on June 21, 2013.

Applicants' Address:  1777 Sentry Pkwy. West, Gwynedd Hall, Suite 102, Blue Bell, PA 19422.

For the Commission, by the Division of Investment Management, pursuant to delegated authority.

Kevin M. O'Neill
Deputy Secretary